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Press Release

November 4, 2005: At present, completion operations on the Ma'anit #1 well have been temporarily suspended and the drilling rig has been released. During drilling and completion operations, the well had numerous significant oil and gas shows in a 2,100-foot interval between depths of 12,500 feet and 14,600 feet. Those shows result from increased drilling penetration rates, wireline logs in the well, rock cuttings, oil in the mud pits and gas flares while swabbing. During the next few months Zion Oil's engineers will be designing a comprehensive completion procedure using a smaller and less expensive completion rig. They will also be planning the drilling of the next well on the Ma'anit structure to better appraise its overall size,, dimensions and production potential. The timing for the completion rig work on the Ma'anit #1 and the drilling of the appraisal well is dependent upon rig availability in Israel and other factors, but both are anticipated to commence in 2006... Click here for the full text of the press release in Adobe PDF.

FOR IMMEDIATE RELEASE

ZION OIL & GAS STRENGTHENS ITS BOARD AND MANAGEMENT

Forrest A. Garb and Yehezkel Druckman join board; Richard Rinberg elected President & COO; $3,230,000 private placement closed; Rig being released.

DALLAS, TX, November 4, 2005—Eugene A. Soltero, CEO of Zion Oil & Gas, Inc., announced today the election of Richard J. Rinberg as President and Chief Operating Officer, David Patir as CFO, and the appointment to its board of directors of noted petroleum consultant Forrest A. Garb and the former Petroleum Commissioner of the State of Israel, Yehezkel ("Charlie") Druckman. Mr. Soltero also announced the sale of 646,000 shares of Zion Oil common stock in a private placement and plans for the development of Zion Oil's Ma'anit oil and gas prospect in Israel.

John Brown, Chairman of the Board, founded Zion Oil in 2000 after fifteen years of personal support for exploration for oil and gas in Israel. The company now holds 223,000 acres of petroleum rights in northern Israel and completed the drilling of its first well, the Ma'anit #1, to a depth of 15,482 feet with encouraging results. More information is available at www.zionoil.com

Forrest A. Garb was appointed a director of Zion Oil, effective November 1, 2005, to replace Sheldon Fink, who resigned in October 2005. Mr. Garb is petroleum engineer well known in the petroleum industry for providing independent consulting services for more than 45 years. His consulting career began with H.J. Gruy and Associates, Inc. and its successors, where he served as a vice president for four years, executive vice-president for ten years, and president for fifteen years, until leaving in 1986, following Gruy's merger into a public company. In his capacity as president, Mr. Garb contracted, performed and supervised over 12,500 projects ranging from simple evaluations to sophisticated reservoir simulations. In 1988, Mr. Garb founded Forrest A. Garb & Associates, Inc. a privately-owned petroleum consulting firm, where he served as chairman and chief executive officer until his retirement in 2003 and sale of his interests in the company to its key employees. Prior to entering into consulting, Mr. Garb was educated in petroleum engineering at Texas A&M University (BSc and Professional MSc) and received his early training at Socony Mobil Oil Company in Kansas, Texas, Louisiana and Venezuela. Mr. Garb is a member of the Society of Petroleum Engineers and is a past President of the Society of Petroleum Evaluation Engineers. He is a member of the Association of Computing Machinery, the American Arbitration Association, the Petroleum Engineers Club of Dallas, the Dallas Geological Society, and is a member of the AAPG. He is a charter member of The American Institute of Minerals Appraisers. He is a registered professional engineer in the state of Texas.

Dr. Yehezkel ("Charlie") Druckman was appointed a director of Zion Oil effective November 1, 2005 to replace Eitan Lubitch who resigned in September 2005. Dr. Druckman was Petroleum Commissioner for the State of Israel from 1995 until his retirement in 2004, where he supervised the licensing of petroleum rights in the onshore and offshore Israel. These efforts led to the discovery of 1.5 trillion cubic feet of gas in the Israeli offshore Mari B and other smaller fields during 1999-2000. Since 1965 he has been a member of the professional staff of the Geological Survey of Israel, where he headed the Mapping, Stratigraphy and Oil Division during 1982-1985 and 1991-1994. He was also affiliated with the Louisiana State University at Baton Rouge as Research Associate in Geology during 1978-1980 and 1989-1990. He was awarded in 1974 the Israel Geological Society's Perez Grader award. He is an active member of the American Association of Petroleum Geologists and the Geological Society of Israel (where he served as president in 1982, and for a number of years on the Society's editorial board). He also served as member of the Israeli National Petroleum Commission and Board of Directors of Oil Exploration (Investments) Ltd., an Israeli government company. Dr. Druckman graduated from the Hebrew University in Jerusalem where he was awarded BSc, MSc and Phd degrees in geology.

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Zion Oil & Gas, Inc. Press Release, Page 2

Richard Rinberg was appointed a director of Zion Oil in November 2004 and elected President and COO in October 2005. Since 1996, Mr. Rinberg has been a private investor and manager of his own and his family funds. From 1979 through 1996, he served as Managing Director of the Rinberg Group, a corporate group based in England active in the casting of precious metals for the jewelry industry, jewelry manufacturing, property development and securities trading. In the early 1980s Mr. Rinberg was elected a Member of the London Diamond Bourse and in 1987 he was elected an Underwriting Member at Lloyd's of London Insurance Market. Mr. Rinberg holds a Bachelor of Science Honors Degree in Mathematics from University College, University of London, and is a qualified member of The Institute of chartered Accountants in England and Wales.

David Patir was elected senior vice-president and chief financial officer in October 2005. He has over thirty years of progressive domestic and international experience in both oil and gas finance and public accounting. Since 1999 he has been a principal consultant with BRI Consulting Group in Houston, Texas, conducting due diligence, joint ventures, and internal controls audits on behalf of major oil companies for their subsidiaries and ventures in the U.S. and Overseas. He previously served as chief financial officer for American Energy Fund in Los Angeles, California, and financial director for MFC International, a Russian-American oil development and marketing joint venture. For the prior nine years he held senior financial and accounting positions with Felmont Oil Corporation and its predecessors in Houston, Texas. After graduation from the Hebrew University in Jerusalem in 1968 with a BBA in accounting, Mr. Patir went to work for the Arthur Andersen affiliate in Israel where he rose to audit manager. In 1976, Superior Oil, an Arthur Andersen client based in the United States, hired him as chief financial officer of Neptune Oil Company, its wholly-owned Israeli subsidiary, whose operations in the Sinai area produced more than 40,000 barrels of oil per day. For ten years, Mr. Patir served as vice-president and chief financial officer for Superior Oil's subsidiaries in Israel and Peru and then as director of international operations in over ten different countries while based in Houston, Texas. He is a certified public accountant in both Israel and Texas.

Effective October 24, 2005, Zion Oil completed the sale of 646,000 shares of its common stock for gross proceeds of $3,230,000, of which $2,420,000 was in cash, $500,000 in a note receivable due November 30, 2005, and $310,000 was reduction of Zion Oil accounts payable. This private placement was made to 48 different individuals and entities in the United States, the United Kingdom, and Israel, including Zion Oil's drilling contractor.

The information in this news release includes certain forward-looking statements as defined in the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based upon assumptions that are subject to significant risks and uncertainties. Although the Company believes that the expectations reflected in forward looking statements are reasonable, it can give no assurance that the expectations of any of its forward-looking statements will prove to be correct.

For further information:

Karen Soltero
Director of Marketing
Investor & Public Relations
Los Angeles Office
Phone: (1) 818-445-6840 Fax: (1) 818-508-9762
Email: karen@zionoil.com

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

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